NYER MEDICAL GROUP, INC.
13 Water Street
Holliston, MA 01746

December 4, 2009

VIA FAX AND EDGAR

Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nyer Medical Group, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A (the “Filing”)
File No. 000-20175, Supplemental Response

Dear Mr. Reynolds:

Please consider this letter as a supplemental response to our response dated December 4, 2009, to your comment letter.  In our previous letter we noted that Nyer Medical Group, Inc., had 46 shareholders of record.  However, that number did not include the DTC participants with positions in Nyer stock.  Please note that the Company has 115 shareholders of record, not 46 shareholders of record as previously stated.

In connection with our response above, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comment and welcome the opportunity to discuss with you our response provided above.  If you have any questions, please contact me at (508) 429-8506 or via fax at (508) 429-8237.  You may also contact our attorneys, Howard Berkenblit or Gayle Ehrlich, of the firm Sullivan & Worcester LLP, at 617-338-2800.

Sincerely,

NYER MEDICAL GROUP, INC.

/s/ Mark A. Dumouchel
Mark A. Dumouchel
President and Chief Executive Officer